================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                             SUPERIOR SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)

                       ONYX SOLID WASTE ACQUISITION CORP.
                     an indirect wholly owned subsidiary of
                                     VIVENDI
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                   868316 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  Henri Proglio
                             42, Avenue de Friedland
                              75380 Paris Cedex 08
                                     France
                              (011) 33-171-71-1000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                               David M. Kies, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

================================================================================

                                 SCHEDULE 14D-1

----------------------------
   CUSIP NO. 868316 10 0
----------------------------


-------------------------------------------------------------------------------
                            NAME OF REPORTING PERSON

1.  S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

    Onyx Solid Waste Acquisition Corp.
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    AF
-------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(E) OR 2(F)                                          [_]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wisconsin
-------------------------------------------------------------------------------
7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    2,539,931*
-------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES                                                          [_]

-------------------------------------------------------------------------------
9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    Approximately 7.8%
-------------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------------

---------

* On June 11, 1999, Vivendi ("Parent") and Onyx Solid Waste Acquisition Corp., an indirect wholly owned subsidiary of Parent (the "Purchaser"), entered into a Shareholder Tender Agreement with a shareholder (the
      "Shareholder") of Superior Services, Inc. (the "Company") who owns 2,539,931 shares of the common stock, par value $.01 per share, of the Company, including the associated rights to purchase common stock (the "Shares"), and who has agreed to tender in the Offer and not withdraw all such Shares owned by him. Pursuant to the Shareholder Tender Agreement, the Shareholder has granted to the Purchaser an option to purchase such Shares. This option is not currently exercisable, but will become exercisable upon the occurrence of certain events specified in the Shareholder Tender Agreement. The Shareholder Tender Agreement is described in Section 11 of the Offer to Purchase. Parent and the Purchaser disclaim beneficial ownership of Shares that are purchasable by the Purchaser upon exercise of the option granted pursuant to the Shareholder Tender Agreement, because such option is exercisable only upon the occurrence of certain contingent events, none of which have occurred as of the date hereof. If the option granted pursuant to the Shareholder Tender Agreement were exercised, the Purchaser would have sole right to vote or dispose of the Shares issued or acquired as a result of such exercise.

                                 SCHEDULE 14D-1

----------------------------
   CUSIP NO. 868316 10 0
----------------------------


-------------------------------------------------------------------------------
                            NAME OF REPORTING PERSON

1.  S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

    Vivendi
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    WC
-------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(E) OR 2(F)                                          [_]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    France
-------------------------------------------------------------------------------
7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    8,980,584*
-------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES                                                          [_]

-------------------------------------------------------------------------------
9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    Approximately 27.7%
-------------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------------

----------

* On June 11, 1999, Parent entered into a Stock Option Agreement with the Company, pursuant to which the Company granted to Parent an option (the "Option") to purchase 6,440,653 Shares, at an exercise price of $23.75 per share. The Option is not currently exercisable but would become exercisable upon the occurrence of certain events set forth in the Stock Option Agreement. On June 11, 1999, Parent and the Purchaser also entered into a Shareholder Tender Agreement with a shareholder (the "Shareholder") of the Company who owns 2,539,931 Shares and who has agreed to tender in the Offer and not withdraw all Shares owned by him. In addition, pursuant to the Shareholder Tender Agreement, the Shareholder has granted to the Purchaser an option to purchase such Shares. This option is not currently exercisable, but will become exercisable upon the occurrence of certain events specified in the Shareholder Tender Agreement. The Stock Option Agreement and the Shareholder Tender Agreement are described in Section 11 of the Offer to Purchase. Parent and the Purchaser disclaim any beneficial ownership of Shares that are purchasable by Parent or the Purchaser upon exercise of the Option, because the Option is exercisable only upon the occurrence of certain contingent events, none of which have occurred as of this date. Parent and the Purchaser also disclaim beneficial ownership of Shares that are purchasable by the Purchaser upon exercise of the option granted pursuant to the Shareholder Tender Agreement, because such option is exercisable only upon the occurrence of certain contingent events, none of which have occurred as of this date. If either the Option or the option granted pursuant to the Shareholder Tender Agreement were exercised, Parent or the Purchaser, respectively, would have sole right to vote or dispose of the Shares issued or acquired as a result of such exercise.

         This Amendment No. 1 ("Amendment No. 1") is to the Tender Offer Statement on Schedule 14D-1 and the statement of beneficial ownership on
Schedule 13D, originally filed on June 18, 1999 (the "Statement"), that relates to the offer (the "Offer") by Onyx Solid Waste Acquisition Corp., a Wisconsin corporation (the "Purchaser") and an indirect wholly owned subsidiary of Vivendi, a societe anonyme organized under the laws of France, to purchase all of the outstanding shares of common stock, par value $.01, of Superior Services, Inc., a Wisconsin corporation (the Company"), including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 21, 1997, as amended as of June 11, 1999, between the Company and LaSalle Bank National Association (f/k/a LaSalle National Bank), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1999 (the "Offer to Purchase") (a copy of which was filed as Exhibit (a)(1) to the Statement) and the related Letter of Transmittal (a copy of which was filed as Exhibit (a)(2) to the Statement).

         Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement, as applicable.

ITEM 10.  ADDITIONAL INFORMATION

     Section 11 of the Offer to Purchase is hereby amended by deleting the first paragraph under the subheading "Employment Agreements" on page 22 thereof and replacing it in its entirety with the following:

              "Prior to the execution of the Merger Agreement, Superior entered into employment agreements and Key Employee Employment and Severance Agreements (together, the "prior agreements") with each of Joseph P. Tate, G. William Dietrich, George K. Farr, and Peter
              J. Ruud (collectively, the "executives"), which provided for, among other things, the payment of severance amounts and benefits upon certain terminations of employment in connection with a change in control of the Company. Pursuant to the terms of the prior agreements, Mr. Tate will receive a payment of $1,417,477, Mr. Dietrich will receive a payment of $5,222,429, Mr. Farr will receive a payment of $2,724,170, and Mr. Ruud will receive a payment of $3,495,188 (with each such payment including the estimated amounts necessary to satisfy excise tax on excess parachute payments) upon the closing of the tender offer (the "effective date")."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 1999


                                        VIVENDI


                                        By: /s/ Henri Proglio
                                            -----------------------------------
                                             Name:   Henri Proglio
                                             Title:  Senior Executive
                                                       Vice President

                                        ONYX SOLID WASTE ACQUISITION CORP.


                                        By: /s/ Denis Gasquet
                                            -----------------------------------
                                            Name:   Denis Gasquet
                                            Title:  Chief Executive Officer